UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

DF Growth REIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street
Suite 1930
San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528

Issuer’s telephone number, including area code

Class A Investor Shares

(Title of each class of securities issued pursuant to Regulation A)

i

In this Annual Report, the terms “we,” “us,” and “the Company” refers to DF Growth REIT, LLC, a Delaware limited liability company, “Manager” refers to DF Manager, LLC, a Delaware limited liability company, and “Sponsor” refers to DiversyFund, Inc., a Delaware corporation.

Caution Regarding Forward-Looking Statements

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Annual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements.

Item 1. Business

Overview

The Company was formed to invest in real estate projects and assets, chiefly in and around cities in the Sun Belt, that we believe have significant profit potential. Our primary focus has remained “value-add” multifamily real estate, although we reserve the right to invest in other real estate projects (such as office, industrial, self-storage or opportunistic residential projects) that we determine to have significant profit potential.

Investments Through Other Entities

Investments by the Company are made through other entities (“Project Entities”). For example, when the Company has invested in a multifamily property, that property was typically owned by a different entity such as a limited partnership or a limited liability company. These Project Entities are controlled by the Sponsor or another entity controlled by the Sponsor or a third party sponsor.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 1, 2018, which we refer to as the “LLC Agreement or the “operating agreement”. A copy of the LLC Agreement was filed as an exhibit to the Company’s Offering Statement and is incorporated by reference in this Annual Report.

Management

The Company is managed by DF Manager, LLC, a Delaware limited liability company, which we refer to as the “Manager”. The Manager is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate sponsor, which we refer to as the “Sponsor.” The Sponsor owns and operates the DiversyFund Platform at www.DiversyFund.com (the “Site”), where it seeks funding for its real estate projects and allows investors to hold interests in real estate opportunities that have been historically difficult to access for most investors. The Manager has the authority to make all decisions regarding our business, subject to the limitations in our operating agreement. The Sponsor also provides certain marketing, investor relations and other administrative services on our behalf. Accordingly, the Company does not have any employees.

Investment Strategy

We acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets where the underlying assets primarily consist of such properties. These properties are typically existing properties and may include properties purchased for renovation and conversion into multifamily use. We focus on acquiring predominantly multifamily properties with significant possibilities for capital appreciation, such as those requiring renovation, redevelopment or repositioning, those located in markets with high population and job growth and those available from sellers who are distressed or face time-sensitive deadlines.

Our value-add investment strategy entails

●	identifying multifamily apartment communities in quality locations in the Company’s target markets, where the Company believes it can acquire properties for lower than their actual value or where the Company can add significant value through hands-on management and/or appreciation potential;

●	buying those apartment communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;

●	making physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and

●	through third-party management, raising rents and managing expenses to increase the overall value of the property.

A majority of the Company’s portfolio is in these value-add multifamily investments. We believe our investment strategy has produced significant opportunities to make investments with attractive risk-return profiles. Geographically, we have focused on locations that we believe can attract high-quality tenants, primarily suburban markets of primary and secondary metropolitan cities in high-growth regions of the country.

The Multifamily Real Estate Market

Historically, the multifamily market has been driven by favorable supply/demand fundamentals including (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as “echo boomers;” (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

The global COVID-19 pandemic interrupted many of these positive fundamentals, causing the multifamily housing market to experience more market turbulence than in recent previous years. While many of the direct impacts of the COVID-19 pandemic had eased by the beginning of 2024, the longer-term macroeconomic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries including ours. In particular, the increase in inflation led to a rapid rise in interest rates not seen in decades, which created further uncertainty for the economy in general and for the multifamily market in particular. Increases in interest rates adversely affect our ability to obtain financing for our investments or to refinance existing loans when the lending term ends. At the same time higher interest rates may tend to push would-be home buyers into rentals, increasing demand in some regions for multifamily properties. In September 2024 the Federal Reserve cut interest rates by 50 basis points, its first rate cut since March 2020, and it followed with two more rate cuts by the end of the year while also signaling a slowdown in interest rate cuts for 2025. The prevailing interest rate generally moves in tandem with the inflation rate and should inflation pick up again in early 2025, we expect the Federal Reserve to delay further rate cuts or even raise rates in an attempt to dampen resurgent inflation fires.

Nonetheless we remain optimistic about the medium- to long-term outlook of the multifamily market and believe the current market still presents investment opportunities. First, the number of new units coming onto the market remains unequal to ever-increasing demand for housing, particularly in certain regions of the country where a significant portion of the population decamped during and after the pandemic. If the new administration’s tariffs curtail new homebuilding as expected, homebuilders will struggle to match demand for new housing and the potential for interest rate increases will put growing pressure on the residential construction industry, extending or exacerbating the American housing shortage. Second, the rapid rise in interest rates from 2022-2024 led to tighter credit markets and increased credit standards for banks originating new loans, augmenting the pool of persons interested in multifamily housing. These factors combined to reduce the pool of persons available to purchase single-family homes and increase the demand for multifamily housing, although this demand has not been spread evenly across the country.

The Commercial Real Estate Market

The commercial real estate market, of which multifamily real estate is one subsector, has experienced extraordinary market challenges in many locations throughout the United States, particularly in the largest cities which saw the steepest increase in demand leading up to the pandemic years. While retail, hospitality and office assets continue to experience significant vacancies and some markets have seen softening in multifamily rents due to new construction deliveries in 2024, we expect the multifamily market in most areas to remain relatively stable given the overall housing shortage.

Real Estate Investment Life Cycle

The life cycle of a multifamily real estate project varies on an individual property basis, but generally all properties experience periods of development or renovation, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect buying low and selling high. The Company pays close attention to ongoing market cycles in an effort to maximize returns to investors.

Recent changes in interest rates severely curtailed the amount of capital available for multifamily real estate investments and restricted the terms on which that capital is offered. As a result, the Company has experience increased difficulty in refinancing properties on beneficial terms when existing loans mature and may encounter greater difficulty in selling assets at favorable prices or at preferred times.

Competitive Landscape

The Company faces significant competition for multifamily projects from developers, investment companies, private equity funds, other REITS and private investors. The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors and other parties competing for property. This largely remained true through 2024, although higher inflation rates and outsized economic fallout on certain industries with greater numbers of multifamily tenants may have impacted demand to some extent.

With the economy demonstrating underlying strength through 2024 even in the face of higher inflation and interest rates until the Federal Reserve began a short series of rate cuts in the third quarter, we believe demand may rebound to in the medium term to at least pre-pandemic levels. At the same time, the recent tightening of credit markets is likely to continue restricting the amount of capital to finance such purchases. Accordingly, we believe the real estate market currently favors large institutional investors and others with significant cash on hand or access to alternative financing methods. That puts the Company at a disadvantage to some competitors who have greater capital resources than we do, including cash-on-hand.

Term of the Company

The LLC Agreement provides for a five-year term with up to two additional one-year extensions at the discretion of the Manager. As a result of fluctuations in the credit markets and extreme unpredictability in the multifamily real estate market, on September 30, 2023, the Company notified Investors that the Manager had determined it was in the best interests of the Company to extend the term by one year and on September 22, 2024, the Manager recommended an additional one-year extension. Additional extensions require the recommendation of the Manager and the approval of the Company’s Investors.

To wind down the Company, the Manager will seek to generate liquidity for investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

SEC Investigation and Shareholder Litigation

An affiliate of the Company, DF Growth REIT II, LLC (“REIT II”), was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of REIT II and in January 2022 the SEC suspended REIT II’s offering and commenced an administrative proceeding to make the suspension permanent. The SEC alleged two violations (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and three types of misleading statements on the Sponsor’s website (related to the affiliation of the Company with REIT II, to how much capital REIT II needed to raise from investors and to the fees charged to REIT II by the sponsor of REIT II). None of the SEC’s allegations involved financial or accounting misconduct or wrongdoing. On June 9, 2023, the administrative proceeding was settled when REIT II and the SEC agreed to a settled order that permanently suspended REIT II’s exemption under Regulation A. REIT II was not required to pay any fines or penalties. On August 10, 2023, the SEC informed REIT II that it was also concluding its investigation and did not intend to recommend any action against DiversyFund, the Company, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; REIT II; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that (i) plaintiffs had failed to state a claim on which relief could be granted and that (ii) plaintiffs had suffered no loss since they still own their shares. Plaintiffs’ counsel filed an amended claim in May 2024 and the Company again filed a motion to dismiss all claims. A majority of the claims were dismissed by the court which again granted plaintiffs leave to file an amended complaint, and plaintiffs filed a third amended complaint in January 2025. The Company has filed a motion to dismiss and a ruling is anticipated after May 25, 2025. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences. The Company has already incurred significant legal costs and expenses defending against this action; to date, these costs and expenses have been paid by the Sponsor.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information” in this Annual Report. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Critical Accounting Policies

The Company’s accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

Sources of Operating Revenues and Cash Flows

We generate income primarily through rental operations from our rental real estate properties and from the sale of properties in which we invest.

Operating Results

The Company began operating on November 1, 2018. For the years ended December 31, 2024 and December 31, 2023, the Company had net losses of approximately $7,947,377 and $8,106,805, respectively.

Revenue

Rental Revenue; Interest Income

For the years ended December 31, 2024 and December 31, 2023, we earned approximately $8,210,024 and $9,521,408, respectively, from the operation of rental real estate properties and $854,726 and $869,151, respectively, in interest income. The decrease in rental revenue is primarily attributed to disposition of the Cobble Hill project, partially offset by increased rental rates at certain properties.

Realized Investment Income; Revenue from the Sale of Property

We booked no realized investment income during the year ended December 31, 2024, compared to $3,776,018 during the previous year. The decrease is primarily the result of the sale of the Cobble Hill project in 2024. We had no revenue from the sale of property in 2024 or 2023.

Other Revenue

For the years ended December 31, 2024 and December 31, 2023, we earned other revenue of approximately $822,375 and $475,437, respectively. The increase in other revenue is primarily attributable to an increase in the amount of tenant fees such as application fees, administrative fees, late payment fees and other similar fees charged by Project Entities to tenants.

Expenses

Depreciation and Amortization; Property Operations and Maintenance

For the years ended December 31, 2024 and December 31, 2023, we incurred depreciation and amortization expense of approximately $3,963,418 and $3,363,471, respectively. We incurred property operations and maintenance expenses of approximately $2,093,546 and $5,264,291, respectively, for the years ended December 31, 2024 and December 31, 2023. The decrease in property operation and maintenance expense is primarily due to the sale of the Company’s Cobble Hill project in 2024.

Real Estate Taxes; Bad Debt Rent

The Company paid $1,237,506 in real estate taxes in 2024, compared to $1,027,074 in 2023. The increase was primarily due to increased real estate taxes in 2024, resulting in reduced real estate taxes in 2024. For the year ended December 31, 2024, the Company incurred $11,597 in bad debt rent, compared to $318,930 in bad debt rent expenses in 2023.

Unrealized Loss on Equity Investments

For the year ended December 31, 2024, the Company booked an unrealized loss on equity investments of $973,491, compared to an unrealized loss of $1,016,299 booked in 2023.

Realized Investment Loss

For the year ended December 31, 2024, the Company booked a realized investment loss of $1,337,307, compared to $0 in 2023, primarily due to the sale of the Company’s Cobble Hill project in 2024.

General and Administrative Expenses

For the years ended December 31, 2024 and December 31, 2023, we incurred general and administrative expenses of approximately $4,855,785 and $5,364,783, respectively, which includes auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees, property level general and administrative expenses and other expenses associated with operating our business. The decrease in 2024 was primarily due to the sale of the Company’s Cobble Hill project in 2024.

Other Expenses

Interest Expense

For the years ended December 31, 2024 and December 31, 2023, we incurred interest expense, including interest paid to related parties, of approximately $4,615,054 and $5,484,152, respectively. The decrease in interest expense is primarily due to the sale of the Company’s Cobble Hill project in 2024.

Fees

Although the Manager has the right to charge a Company level asset management fee of 2% of capital raised, the Manager waived such asset management fees for the years ended December 31, 2024 and December 31, 2023.

Our Investments

As of December 31, 2024, the Company had $68,054,629 (net of accumulated depreciation) in fixed asset book value in real estate properties, compared to $85,494,254 (net of accumulated depreciation) as of December 31, 2023.The decrease is due to the sale of the Company’s Cobble Hill project in 2024 and unrealized losses from accumulated depreciation. The Company also had investments in joint ventures of $8,842,521 (fixed asset book value, net of accumulated depreciation), compared to $7,342,521 as of December 31, 2023, and $10,255,309 (fixed asset book value, net of accumulated depreciation) in real estate equity investments, compared to $11,521,542 as of December 31, 2023. The increase is due to the acquisition of The Independent in 2023. As of December 31, 2024 and December 31, 2023, the Company had $804,069 and $113,860, respectively, in debt investments. The increase in debt investment is primarily due to additional debt investment made into Avalon II (NCP Dove).

Granito Project

On November 9, 2023, 7729-35 Granito, LLC (“Granito Borrower”) received a notice of default from the lender that provided the senior acquisition loan and mortgage for the Granito project after Granito Borrower failed to make required monthly loan payments. Granito Borrower’s sole asset was the Granito project, a residential land lot in Los Angeles that was planned as a new construction project of a luxury single family home. Construction plans were abandoned due to a number of challenges including COVID-related delays, rising construction costs, drastic changes in zoning and permitting, and lack of viable construction loan options.

Granito Borrower was unable to cure the default due to lack of funds caused by the high carrying costs of the loan payments and failure to find a buyer for the Granito project. The lender conducted a foreclosure sale of the property and took possession of it on April 5, 2024. The property had been listed for sale since 2020 with several price reductions, but Granito Borrower received no viable purchase offers.

The loss of the Granito project to foreclosure left Granito Borrower with no assets for repayment of the Company’s $4,375,073 loan balance. As a result, the Company’s loan to Granito Borrower was considered impaired and unrecoverable as of December 31, 2023. This impairment necessitated a loan loss allowance for the Granito project of the entire loan balance and its related interest receivable.

Cobble Hill Project

In 2022, the Company invested $6,519,548 in the Cobble Hill apartments in Fort Worth, Texas by buying out all existing equity holders. This asset was managed by a third party sponsor (who is also the manager of the Company’s Village Creek investment in Fort Worth) who acted as the guarantor on the Fannie Mae loan assumption for the property.

The Company agreed to allow the third party sponsor to sell the Cobble Hill property in 2024 in order to generate cash and shore up the Company’s balance sheet after the difficult period for commercial real estate investments that followed the COVID-19 pandemic and ensuing rise in inflation and interest rates. The Company’s current portfolio has additional properties that have experienced operating deficits as a result of rising interest expenses stemming from the Federal Reserve Bank’s multiple interest rate increases in 2022, 2023 and 2024.

In the fourth quarter of 2023, the Company’s Manager determined that while a sale of Cobble Hill would result in a net loss after accounting for operating expenses and the costs of improvements to the property, proceeds from a sale would enable the Company to stabilize the remaining portfolio assets.

On August 30, 2024, the third party sponsor sold the Cobble Hill property for a purchase price of $12,819,000. After repayment of the Fannie Mae loan and payment of sale transaction costs, the remaining proceeds available to the Company were approximately $5,287,240, resulting in an estimated net loss of approximately $1,337,307 on the Company’s investment in Cobble Hill.

The following tables detail the equity and debt investments (excluding accumulated depreciation) in real estate made by the Company from November 13, 2018 (inception) through December 31, 2024.

Equity Investments in Real Estate as of December 31, 2024:

Property	Ownership Percentage	Investment Type	Investment Amount
The France	100	Equity	$4,758,079
Azul	98.19	Equity	$8,350,598
Village Creek	95.81	Equity	$7,861,205
Avalon I (Willow Ridge)	84.13	Equity	$9,759,050
Park Blvd LLC	84.55	Equity	$6,463,387
Mission Villas	78.41	Equity	$7,830,799
Swaying Oaks	45.14	Equity	$1,500,935
The Independent	44.20	Equity	$3,717,862
Durant	31.67	Equity	$850,970
Avalon II (NCP Dove)	31.07	Equity	$5,051,716
Onyx on Park	12.23	Equity	$1,500,000
Total Equity Investments			$57,644,600

Debt Investments in Real Estate as of December 31, 2024:

Property	Ownership Percentage	Investment Type	Investment Amount
Avalon II (NCP Dove, LLC)	N/A	Debt	$804,069
Total Debt Investments			$804,069

During the year ended December 31, 2024, the Company made no distributions to Investors.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of December 31, 2024, we had $2,250,388 in cash and cash equivalents (including restricted cash), compared to $5,914,829 as of December 31, 2023. The decrease is primarily due to additional capital contributions made to our portfolio properties in 2024. The Company had $1,730,786 and $2,350,155 in total receivables, including related party receivables, as of December 31, 2024 and December 31, 2023, respectively.

As of December 31, 2024, we anticipate that cash on hand, future cash flows from operations, and proceeds from asset sales will provide sufficient liquidity to meet future funding commitments and costs of operations.

Outlook and Trend Information

To combat high inflation in 2022 and 2023 and in the first part of 2024, the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a decline in asset values across some sectors.

Looking ahead, we expect the coming year to be extremely challenging for the broader economy with the growing likelihood of economic conditions worsening significantly following the widespread implementation of global tariffs and the ongoing dismantling of the federal government in the United States. Individuals, businesses, and investors expect a period of generally depressed asset values and dramatically increased market volatility compared to recent history.

We also anticipate rent growth through 2024 and into 2025 in certain areas, particularly in key strategic markets as supply still lags sustained demand. As inflation remains the current focus of Federal Reserve monetary policy, we expect continued increased borrowing costs that will drive up fund expenses in the near term. We also expect this to impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to interest rate increases. In the near term, reduced valuations are likely to have a negative impact on our ability to sell portfolio properties on the desired timeline and/or at anticipated sale prices.

Recent Developments

Investments

No real estate investments were made by the Company since December 31, 2024 other than additional investments into our existing portfolio properties. However, on March 31, 2025, the Durant property, which is managed by a third party sponsor, went into escrow for a potential sale at a price of $7,250,000 with a target closing date recently extended to June 2025.

Item 3. Directors and Officers

DiversyFund, Inc., which we refer to as our “Sponsor”, is the sole member and manager of DF Manager, LLC, which we refer to as our “Manager”. Pursuant to the LLC Agreement, the Manager has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company does not employ any employees except through the Sponsor.

Executive Officers of the Manager

Name	Position	Age	Term of Office	Approx. Hours Per Week
Craig Cecilio	Chief Executive Officer	51	Indefinite	10 Hours
Alan Lewis	Chief Investment Officer	48	Indefinite	10 Hours

Craig Cecilio serves as Chief Executive Officer of the Manager and has served as Chief Executive Officer and Co-Founder of the Sponsor since its inception. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to “pre-fund” some of the Company’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan R. Lewis is the Chief Investment Officer of the Manager and has served as Chief Investment Officer and Cofounder of the Sponsor since its inception. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led or participated in transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Ownership of Related Entities

The Sponsor owns 100% of DF Manager, LLC, the Manager of the Company, and Mr. Cecilio and Mr. Lewis own the majority of the Sponsor.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Compensation of Executive Officers

Each of the executive officers of our Manager also serves as an executive officer of the Sponsor. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals manage our day-to-day affairs; oversee the review and selection of investment opportunities; service acquired investments; and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of the Manager and Sponsor

Our Manager and its affiliates receive fees and expense reimbursements for services related to the Offering and for the investment and management of the Company’s assets. Items of compensation are summarized in the table below.

A portion of the fees paid by a Project Entity to the Sponsor may be allocated to each owner based on ownership percentages at the time of fee payment. Although fees are paid directly to the Sponsor by the Project Entity, the Company is deemed in such instances to have paid to the Sponsor the Company’s allocated portion of fees.

Fees

Type of Fee	Description and Amount
Organization and Offering Expense Reimbursement	The Company was required to reimburse the Manager for expenses the Manager incurred in connection with the Offering before it was “qualified” by the SEC, including legal, accounting, and marketing costs. The Sponsor’s total expenses for the Offering, before the Offering was qualified, were approximately $25,000. For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in organization and offering expense reimbursements to the Sponsor.

Asset Management Fee	Pursuant to the LLC Agreement, the Manager has the right to charge the Company a monthly asset management fee equal to 0.1667% of the Investors’ aggregate capital accounts as of the last day of each calendar month, or approximately 2% per year. However, since the inception of the Company, the Manager has waived all asset management fees and expects to continue to do so. For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in Company level asset management fees to the Sponsor.

Acquisition/ Developer Fee	The Sponsor may charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition/developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees).

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 6% - 8% fee for direct investment. However, the Company’s cost of the fee will not exceed 6% - 8% of the Company’s share of the total project cost.

For the periods ending December 31, 2024, and December 31, 2023, the Company was deemed to have paid $179,149 and $951,708, respectively, in acquisition/developer fees to the Sponsor.

Property Disposition Fee

Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor will receive a disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

Type of Fee	Description and Amount
For the periods ending December 31, 2024, and December 31, 2023, the Company paid $0 and $0 in disposition fees to the Sponsor.

Financing Fee	Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor will receive a financing fee equal to 1% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee will not exceed 1% of the Company’s share of the loan.

For the periods December 31, 2024 and December 31, 2023, the Company was deemed to have paid $14,840 and $167,529, respectively, in financing fees.

Construction Management Fee	The Sponsor may provide construction management services on behalf of the Company. If so, the Sponsor will be entitled to a construction management fee equal to 7.5% of the actual construction costs.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0, respectively, in construction management fees to the Sponsor.

Other Fees	The Company or Project Entities may engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors. This includes a property level asset management fee up to 2% of the effective gross income (monthly rents) received from each real estate project owned by a Project Entity, of which a portion is allocated to each owner of such Project Entity.

For the periods ending December 31, 2024 and December 31, 2023, the Sponsor received a total of $72,611 and $98,160, respectively, in property level asset management fees from Project Entities.

Timing of Payments of Fees and Expense Reimbursements

The compensation paid by the Company to the Manager and the Sponsor during each stage of the Company’s trajectory are as follows:

Stage	Compensation to Manager	Amount of Compensation to Manager	Compensation to Sponsor	Amount of Compensation to Sponsor
Organization	● Marketing Expense Reimbursement (Pre-Qualification) ● Asset Management Fee	● Up to $125,000 ● 2% of total amount of investment capital raised (waived)	● Acquisition/ Developer Fee ● Financing Fee	● 6-8% of total investment amount of capital raised ● 1% of total loan value
Asset Acquisition Stage	● Asset Management Fee	● 2% of total amount of investment capital raised (waived)	● Acquisition/ Developer Fee ● Financing Fee ● Property Level Asset Management Fee ● Construction Management Fee	● 6-8% of total asset acquisition cost ● 1% of total loan value ● 0-2% of effective gross income received each real estate project owned by a Project Entity ● 0-7.5% of actual construction costs
Operation Stage	● Asset Management Fee	● 2% of total amount of investment capital raised (waived)	● Acquisition/ Developer Fee ● Financing Fee ● Property Level Asset Management Fee ● Construction Management Fee ● Disposition Fee

● 6-8% of total asset acquisition cost

● 1% of total loan value

● 0-2% of effective gross income received each real estate project owned by a Project Entity

● 0-7.5% of actual construction costs

● 1% of property sale price

Liquidation Stage	● None	● None	● Disposition Fee	● 1% of property sale price

Other Compensation

The Sponsor is entitled to share in certain distributions by the Company, which we refer to as the “Promoted Interest.” We divide distributions into two categories: distributions of ordinary operating cash flow, if any, and distributions of the net proceeds from “capital transactions”. Distributions of net proceeds from capital transactions are paid in three stages: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares. Second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits. Third, after the holders of the Class A Investor Shares have received a 12% preferred return on their investment, the Sponsor is entitled to 50% of the remaining profits.

If the Manager (or other affiliates of our Sponsor) purchase Class A Investor Shares, they will be entitled to their pro rata share of the distributions paid to Investors.

Reports to Investors

The Company files this annual report which provides the owners of Class A Investor Shares details of the fees paid by the Company to the Sponsor, the Manager and their affiliates.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions (but not fees), they have received from the Company over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common and Class A Investor shares as of December 31, 2023 for each person or group that holds more than 10% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner

Common Shares	Number of Shares	Percent of Class
DiversyFund, Inc.*
750 B Street
Suite 1930
San Diego, CA. 92101	1,000,000	100%

DF Manager, LLC
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Alan Lewis
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Craig Cecilio
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Class A Investor Shares

Unrelated Investors	6,512,839	100%

*	DiversyFund, Inc., the Sponsor, is controlled by Mr. Lewis and Mr. Cecilio.

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into a Management Agreement with the Manager pursuant to which the Manager provides management and asset management services. Under the Management Agreement, the Company pays the Manager certain fees as described in “Compensation of Management”. The Manager is an affiliate of our Sponsor, DiversyFund, Inc. and therefore the amount of fees and the other terms of the Management Agreement were determined among related parties and not at arm’s-length.

Item 7. Financial Statements

DF Growth REIT, LLC

Costa Mesa, CA

Tel: 240.270.4721

Independent Auditor’s Report

The Shareholders and Management of

DF Growth REIT, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of DF Growth REIT, LLC (a Delaware limited liability company, taxed as a corporation),which comprise the balance sheet as of December 31, 2024 and 2023 and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT, LLC as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DF Growth REIT, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DF Growth REIT, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the Management’s Discussion and Analysis of Financial Condition and Results of Operations but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Claude Etinoff & Associates LLC/
Costa Mesa, CA

May 20, 2025

DF Growth REIT, LLC

Consolidated Balance Steet

As of December 31

	2024	2023
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$68,054,629	$85,494,254
Investment in joint ventures	8,842,521	7,342,521
Real estate equity investments	10,255,309	11,521,542
Real estate debt investments	804,069	113,860
Cash and cash equivalents	1,953,984	3,375,811
Restricted cash	296,404	2,539,018
Related party receivables	1,128,256	1,119,903
Interest receivable	276,150	770,988
Notes and accounts receivable, net	326,379	459,264
Other assets	2,401,948	322,542
TOTAL ASSETS	$94,339,651	$113,059,703

LIABILITIES AND EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$44,352,056	$54,371,528
Accounts payable and accrued expenses	3,330,213	3,461,651
Rental security deposits and other liabilities	112,073	188,926
Prepaid rents	165,235	94,032
Interest payable	11,235	38,050
Dividends payable	1,113,382	1,649,964
TOTAL LIABILITIES	$49,084,194	$59,804,151

MEMBERS’ EQUITY
Class A shares $10.00 par value; 7,500,000 shares authorized; 6,511,395 shares issued and outstanding, net of offering costs	$65,113,948	$65,113,948
Subscription receivables	(222,857)	(222,857)
Accumulated deficit	(24,436,133)	(15,220,552)
Non-controlling interest	4,800,499	3,585,013
TOTAL MEMBERS’ EQUITY	$45,255,457	$53,255,552

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$94,339,651	$113,059,703

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Consolidated Statement of Operations

For the Year Ended December 31

	2024	2023
REVENUES
Rental property revenues	$8,210,024	$9,521,408
Interest income	854,726	869,151
Realized investment income	-	3,776,018
Property sale revenue	-	-
Other income	822,375	475,437
TOTAL REVENUE	$9,887,124	$14,642,014

EXPENSES
OPERATING EXPENSES
Depreciation and amortization	$3,963,418	$3,363,471
Property operating and maintenance	2,093,546	5,264,291
Real estate taxes	1,237,506	1,027,074
Bad debt rent	11,597	318,930
Unrealized loss on equity investments	973,491	1,016,299
Realized investment loss	1,337,307	-
Interest expense	4,615,054	5,484,152
General and administrative expenses	4,855,785	5,364,783

Total operating expenses	$19,087,704	$21,839,000

Investing expenses	15,000	54,054
Total investing expenses	$15,000	$54,054

TOTAL EXPENSES	$19,102,704	$21,893,054
NET (LOSS) GAIN	$(9,215,580)	$(7,251,040)
(Loss) Gain attributed to non-controlling interest	1,268,203	(855,765)
(Loss) gain attributed to DF Growth REIT, LLC	$(7,947,377)	$(8,106,805)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Members’ Equity

For the year ended December 31

						2023
	Class A Investor Shares		Subscription	Accumulated	Non controlling	Total
31-Dec-22	Shares	Amount	Receivable	Deficit	Interest	Equity
Proceeds from issuance of class A shares	6,511,395	$65,113,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118
Distributions declared on class A shares	-	-	-	-	-	-
Non controlling interest	-	-	-	-	1,817,239	1,817,239
Net gain (loss)	-	-	-	(7,251,040)	(855,765)	(8,106,805)
Balance as of December 31, 2023	6,511,395	$65,113,948	$(222,857)	$(15,220,552)	$3,585,013	$53,255,552

						2024
	Class A Investor Shares		Subscription	Accumulated	Non controlling	Total
31-Dec-23	Shares	Amount	Receivable	Deficit	Interest	Equity
Proceeds from issuance of class A shares	6,511,395	$65,113,948	$(222,857)	$(15,220,553)	$3,585,013	$53,255,551
Distributions declared on class A shares	-	-	-	-	-	-
Non controlling interest	-	-	-	-	(52,717)	(52,717)
Net gain (loss)	-	-	-	(9,215,580)	1,268,203	(7,947,377)
Balance as of December 31, 2024	6,511,395	$65,113,948	$(222,857)	$(24,436,133)	$4,800,499	$45,255,457

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Cash Flows

For the period from January 1, through December 31

	2024	2023
OPERATING ACTIVITIES:
Net income	$(7,947,377)	$(8,106,805)
Adjustments to reconcile net loss to net
Depreciation and amortization	3,537,337	2,583,830
Amortization on debt issuance costs	426,081	3,118,591
Capitalized interest	-	-
Changes in operating assets and liabilities:	-	-
Notes and accounts receivable	(132,885)	881,379
Interest receivable	(494,838)	-
Prepaids and other assets	2,079,406	(154,979)
Related party receivables	8,353	200,811
Accounts payable and accrued expenses	(131,438)	(2,520,900)
Rental security deposits	(76,853)	1,926,201
Other liabilities	(465,379)	2,957,068
Net cash provided by (used in) operating activities	$(3,197,592)	$885,196

INVESTING ACTIVITIES:
Investment in real estate equity investments	$(6,931,107)	$(11,073,705)
Proceeds from sale of real estate properties	12,819,000	-
Repayment of real estate properties	1,325,763	1,588,756
Investment in joint venture - development	1,500,000	-
Investment in equity method investees	1,266,233	4,178,615
Investment in real estate debt investments	690,209	5,374,968
Distributions to sponsor	(128,147)	(509,522)
Proceeds from sale of equity method investees	-	-
Net cash used in investing activities	$10,541,950	$(440,888)

FINANCING ACTIVITIES:
Proceeds from the issuance of class A shares	$-	$-
Proceeds from notes payable	-	2,784,255
Payment on notes payable	(10,275,820)	(9,825,244)
Payment on loan fees associated with new debt	(207,108)	(1,588,756)
Payments made to investors for dividends	(525,872)	(1,471,846)
Net cash provided by financing activities	$(11,008,799)	$(10,101,591)

Net increase in cash and cash equivalents	$(3,664,441)	$(9,657,283)
Cash and cash equivalents, beginning of period	$5,914,829	$15,572,112
Cash and cash equivalents, end of period	$2,250,388	$5,914,829

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$4,615,054	$6,755,126
Cash paid during the year for real estate taxes	$1,237,506	$352,345

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 1 – Formation and Organization

DF Growth REIT, LLC (the “Company”) is a Delaware corporation formed on July 16, 2018, that attempts to build wealth by investing in cash-flowing apartment buildings along with single and multifamily properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multifamily properties. The use of the terms “Company,” “we,” “us,” or “our” in this Consolidated Financial Statements refer to DF Growth REIT, LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2019.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $75,000,000 in shares of class A shares, the purchase price for all shares was $10.00 per share as of December 31, 2024, and 2023. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of December 31, 2024, we had issued 6,511,395 shares of our class A shares for an aggregate purchase price of $65,113,948. The Company has the authority to issue up to 7,500,000 shares of class A shares.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents and restricted cash.

Cash and cash equivalents with original maturities of three months or less consist of demand deposits. Cash and cash equivalents are carried at a cost which approximates fair value. Cash and highly liquid financial instruments restricted to our long-term purposes are excluded from this definition.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers cash pledged as collateral for investments in joint ventures to be restricted cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statements of financial position to the sum of the corresponding amounts within the statements of cash flows:

	2024	2023

Cash and cash equivalents	$1,953,984	$3,375,811
Restricted Cash	$296,404	$2,539,018

Total	$2,250,388	$5,914,829

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Principles of Consolidation Note

The consolidated financial statements include the accounts of DF Growth REIT LLC and the following subsidiaries in which REIT has a controlling financial interest as of December 31, 2024.

Subsidiary	Property Name	Ownership Entity	% Ownership	Year Acquired
Park Blvd, LLC	Onyx on Park Blvd	DF Growth REIT	84.55%	2017
524 SW St Lucie, LLC	The France	DF Growth REIT	100.00%	2020
201 SW Joan Jefferson Way, LLC	Azul	DF Growth REIT	98.19%	2021
North Charleston Townhomes, LLC	Avalon 1/Willow Ridge	DF Growth REIT	93.55%	2021
Mission Villas SA, LLC	Mission Villas	DF Growth REIT	78.41%	2021
P10 - HGH Village Creek, LLC	Village Creek	DF Growth REIT	95.81%	2022

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations, and cash flows, with the interests not owned by REIT reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2024, and 2023, the Company’s investments in real estate operate in California, Texas, South Carolina, and Florida. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2024 and 2023, the Company held investments in four entities which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2024 and 2023. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2024, and 2023. As of December 31, 2024 and 2023, $0, and $0 respectively in cash distributions have been declared to stockholders.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2024, and 2023, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired are consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain whether there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to it carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined by using a discounted cash flow model of the expected future cash flow through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition, and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make the required rent payments. On December 31, 2024 and 2023, there was a $326,279, and $318,930 balance respectively in the allowance for doubtful accounts. The Company records bad debt expense as part of operating expenses.

Advertising costs

The Company’s policy is to expend advertising costs when incurred. There were no such costs incurred for the year ending December 31, 2024, and 2023.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different from the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2024, and 2023, deferred financing costs amounted to $325,475, and $425,550, respectively, net of accumulated amortization. Amortization of such costs is included in interest expense and was approximately $2,793,116 and $3,118,591 respectively, in 2024 and 2023. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of input that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument- by-instrument basis at initial recognition. We have decided not to make this election.

Construction in Progress

As the company does possess investments in real estate development projects we must account for construction in progress. The Company’s accounting policy on these investments is that any costs directly related to the development or construction of the asset be capitalized until the point where the asset has the ability to derive revenue through either property rents or the disposition of the asset. Examples of capitalized costs incurred have been interest on construction loans, construction costs, and property taxes. The Company currently has no real estate investments in the development phase that utilizes construction in progress.

Recent Accounting Guidance

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326).

ASU 326 is applicable to all financial instruments that are not accounted for at fair value through net income, thereby bringing consistency in accounting treatment across different types of financial instruments and requiring consideration of a broader range of variables when forming loss estimates. Although this change affects any entity holding financial instruments, the financial services industry by its nature bears the most exposure.

Measurement of Credit Losses on Financial Instruments requires entities that extend credit to forecast into the foreseeable future to predict losses over the life of a loan and then immediately book those losses.

The updated guidance is designed to provide more timely reporting of credit losses, but measuring losses is challenging in today’s uncertain, inflationary marketplace. It primarily affects banks and other financial institutions. However, any company that has trade receivables, notes receivable, investments in held-to-maturity debt securities, or contract assets will be affected. The guidance is applicable to financial assets measured at amortized cost, net investments in leases recognized by a lessor in accordance with ASC 842.

This standard is effective for fiscal years beginning after December 15, 2022, with early application permitted. This ASC requires Organizations to adopt the new current expected credit losses (CECL) methodology for estimating allowances for credit losses. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations and cash flow.

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit, and money market accounts. The Company considers short-term highly liquid investments with an original maturity date of three months or less that are not part of an investment pool to be cash equivalents. The Company invests its excess cash in various types of short-term investments. The Company has established guidelines related to diversification and maturities that maximize safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. As of December 31, 2024 and 2023, the Company’s balances exceeded federally insured limits by approximately $1,138,509, and $2,694,890, respectively.

Note 4 – Investment and Depreciation in Real Estate Properties

Real estate assets are stated at depreciated costless impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization.

The following table details the allocation of the purchase price, capital improvements, and accumulated depreciation for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2024 and 2023.

2024

Description of Property	Land	Asset life	Capital Improvements	Building	Accumulated Depreciation	Total

France Apartments	$775,820	30 years	$1,208,000	$3,474,500	$(463,267)	$4,995,053
Azul Luxury residences	1,063,740	30 years	5,661,459	14,436,260	(1,884,734)	19,276,725
Avalon 1 (Willow Ridge)	2,030,000	30 years	97,185	20,045,000	(4,342,392)	17,829,793
Mission Villas	348,250	30 years	2,379,247	9,994,906	(1,072,690)	11,649,714
Village Creek	3,051,629	30 years	4,100,022	11,498,371	(4,346,678)	14,303,344

Total as of December 31, 2024	$7,269,439		$13,445,913	$59,449,037	$(12,109,760)	$68,054,629

2023

Description of Property	Land	Asset life	Capital Improvements	Building	Accumulated Depreciation	Total

France Apartments	$775,500	30 years	$2,007,968	$3,474,500	$(347,450)	$5,910,518
Azul Luxury residences	1,063,740	30 years	2,256,391	14,436,260	(1,403,525)	16,352,866
Avalon 1 (Willow Ridge)	2,030,000	30 years	2,597,185	20,045,000	(1,559,997)	23,112,188
Mission Villas	348,250	30 years	5,696,643	9,994,906	(742,631)	15,297,168
Cobble Hills	762,300	30 years	3,623,459	12,337,700	(4,182,959)	12,540,500
Village Creek	3,051,629	30 years	875,782	11,498,371	(3,144,768)	12,281,014

Total as of December 31, 2023	$8,031,419		$17,057,428	$71,786,737	$(11,381,330)	$85,494,254

Minimum Future Rents

The rental properties owned as of December 31, 2024 and 2023 are principally leased under 12-month operating leases with certain tenant renewal rights.

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2024, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 - Sale of Real Estate Properties

The following table details the allocation of the sale price for the Company’s disposition of real estate during the period January 1, 2024 through December 31, 2024:

	Date	Ownership	Contract	Capital	Investment
Description of Property	Sold	Percentage	Sales Price	Investment	Profit (Loss)
Cobble Hill (Fort Worth, Texas)	8/30/2024	100.00%	$12,819,000	$3,623,459	$(1,337,307)

Total Sale of Real Estate Properties in 2024			$12,819,000	$3,623,459	$(1,337,307)

There was no sale of real estate properties in 2023.

Note 6 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions, or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following tables detail the current investments made under the equity method as of December 31, 2024 and 2023 adjusted for any unrealized loss or gain:

2024

	Date	Ownership	Real Estate	Terms of	Investment
Description of Property	Acquired	Percentage	Purchase Price	Payment	Amount
Avalon 2 (aka NCP Dove) North Charleston, SC	10-Dec-21	31.07%	$46,370,000	Cash	$4,390,297
Swaying Oaks San Antonio, TX	11-Mar-22	45.14%	$9,032,500	Cash	$1,261,883
Durant Berkeley, CA	16-Jun-22	31.67%	$5,900,000	Cash	$853,377
The Independent Sand City, CA	22-Mar-23	44.20%	$20,000,000	Cash	$3,749,753
Totals for 2024			$81,302,500		$10,255,310

2023

	Date	Ownership	Real Estate	Terms of	Investment
Description of Property	Acquired	Percentage	Purchase Price	Payment	Amount
Avalon 2 (aka NCP Dove) North Charleston, SC	10-Dec-21	29.79%	$46,370,000	Cash	$5,187,414
Swaying Oaks San Antonio, TX	11-Mar-22	45.14%	$9,032,500	Cash	$1,733,485
Durant Berkeley, CA	16-Jun-22	31.67%	$5,900,000	Cash	$809,738
The Independent Sand City, CA	22-Mar-23	44.92%	$20,000,000	Cash	$3,790,905
Totals for 2023			$81,302,500		$11,521,542

Note 7– Commercial Real Estate Debt Investments

As of December 31, 2024, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates the carrying value of the debt investment as of December 31, 2024, and 2023. The Company invested in one debt related investment as of December 31, 2024, and 2023.

In 2023, Granito, LLC had a 30-month term note in the amount of maturing on 9/27/2025 in the amount of $4,375,073 with a 10.25% annual interest rate. During the year 2023, Granito became insolvent and received a notice of default from the lender that provided the senior acquisition loan for the entity’s sole asset: a residential land lot in Los Angeles that was planned as a new construction project of a luxury single family home. In the subsequent period, the project was foreclosed on by the lender in April 2024 and the Company made a 100% allowance in the year ending 2023.

The company also made $690,210, and $101,573 respectively in debt investments into NCP Dove as of December 31, 2024 and 2023 respectively. The following table presents the Company’s investments in debt securities as of December 31, 2024 and 2023.

		Original Principal		Average	Allocation by
		Amount	Carrying	Investment	Investment
Asset Type	Number	or Cost	Value	Return	Type
Granito Project	1	$4,375,073	$4,375,073	10.25%	100%
Allowance for the Granito Project		$(4,375,073)	$(4,375,073)	0.00%
Avalon 2 (NCP Dove LLC)	1	$113,859	$113,859	8.00%	100%
Residential properties - Balance as of December 31, 2023	1	$113,859	$113,859	8.00%	100%
Avalon 2 (NCP Dove LLC)	1	$690,210	$690,210	8.00%	100%
Residential properties - Balance as of December 31, 2024		$804,069	$804,069	8.00%	100%

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (I) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2024 and 2023, except for the Granito project, the investments are considered to be performing and no other allowance for loan losses has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 8 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager was not reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of- pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

A portion of the fees paid by a Project Entity to the Sponsor may be allocated to each owner based on ownership percentages at the time of fee payment. Although fees are paid directly to the Sponsor by the Project Entity, the Company is deemed in such instances to have paid to the Sponsor the Company’s allocated portion of fees.

The Sponsor charges each project entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of up to 8% of total project costs, including both “hard” (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner–a joint venture–the Sponsor may be entitled to a similar acquisition fee to the extent negotiated with the financial partner in such joint venture (which could be higher than the 8% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 8% of the Company’s share of the total project costs. For the periods ending December 31, 2024 and December 31, 2023, the Company is deemed to have paid $179,149 and $951,708 in acquisition and development fees to the Sponsor relating to an Onyx on Park development fee in 2024 and to an Onyx on Park development fee and an Independent acquisition fee in 2023.

The Sponsor charges each project entity (or the Company itself, if the Company owns real estate directly) a financing fee equal to 1% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee is in addition to any fees paid to third parties, such as mortgage brokers. Where property is owned by an entity in which there is another financial partner–a joint venture–the Sponsor may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment). However, the Sponsor’s share of the fee will not exceed 1% of the Company’s share of the loan. For the periods ending December 31, 2024 and December 31, 2023, the Company is deemed to have paid $14,840 and $167,529 in financing fees to the Sponsor relating to an unpaid portion of the Azul refinancing fee in 2024 and to the Independent and Azul refinancing fees in 2023.

The Sponsor charges each project entity (or the Company itself, if the Company owns real estate directly) a property disposition fee equal to 1% of the total sale price of each property. Where property is owned by an entity in which there is another financial partner–a joint venture–the Sponsor may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

The Sponsor may provide construction management services. If so, the Sponsor will be entitled to a construction management fee equal to 7.5% of actual construction costs.

If the Sponsor or an affiliate guaranties indebtedness of the Company or a project entity, including guaranties of any so-called “bad boy” carveouts, the guarantor(s) will be entitled to a guaranty fee equal to 0.5% of the loan.

The Company or project entities may engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the project entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors. This includes a property level asset management fee up to 2% of the effective gross income (monthly rents) received from each real estate project owned by a Project Entity, of which a portion is allocated to each owner of such Project Entity.

For the periods ending December 31, 2024 and December 31, 2023, the Sponsor received a total of $72,611 and $98,160 in property level asset management fees from Project Entities.

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, the executive officers of our Manager and Sponsor are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Some Project Entities into which the Company has made equity or debt investments are considered related parties to the extent that such Project Entity is managed directly by DiversyFund, Inc.

Related Party Receivables

In 2021 the Company made two loans in an aggregate amount of $2,500,000 with an interest rate of 4% to Diversyfund, Inc. DiversyFund, Inc. has repaid $1,775,000 in principal back to the Company leaving a combined principal balance of $725,000 as of December 31, 2024.

The Company made two additional loans to DiversyFund, Inc. in 2023: one for $225,000 in May 2023 and one for $250,000 in July 2023. Each note bears interest at a rate of 7% annually and full payment of principal and interest is due upon maturity.

The Company paid Lex Nova $29,305.75 in 2022 related to legal services for DF Growth REIT II, LLC and DiversyFund, Inc.

The total amount of related party notes receivable as of December 31, 2024, and 2023 is $1,119,903 and $919,089, respectively, including accrued interest.

Note 9 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with their respective services, the Company would be required to find alternative providers of these services.

Note 10 – Commitments and Contingencies

Legal Proceedings

In December 2022 attorneys for three shareholders in the Company brought an investor suit against the Company; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, The suit alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that (i) plaintiffs had failed to state a claim on which relief could be granted and that (ii) plaintiffs had suffered no loss since they still own their shares. Plaintiffs’ counsel filed an amended claim in May 2024 and the Company again filed a motion to dismiss all claims. A majority of the claims were dismissed by the court which again granted plaintiffs leave to file an amended complaint, and plaintiffs filed a third amended complaint in January 2025. The Company has filed a motion to dismiss, and a ruling is anticipated after May 25, 2025. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

Note 11 – Distributions

No investor distributions were declared in 2024 or 2023.

Note 12 – Notes Payable

Secured Senior Notes

As of December 31, 2024 the Company had $49.5 million outstanding on seven non-recourse mortgage notes. Assets with depreciated carrying values of $78.3 million were pledged as security on these mortgage notes payable.

The following table summarizes the terms of notes payable outstanding at December 31, 2024:

Property Secured Notes	Lender	Monthly Debt Service	Interest Rate	Fixed/ Floating	Maturity	2024
France Apartments	Edgewood Mac V LLC	$38,397	13.00%	Floating	6/1/2025	$3,640,000
Azul Luxury Residences	Delaware Life Insurance	$44,625	5.95%	Fixed	1/7/2027	$9,000,000
Azul Luxury Residences	SR Azul LLC	$18,667	14.00%	Fixed	1/7/2027	$1,600,000
Avalon 1 (aka Willow Ridge)	Benefit Street Partners	$91,261	7.79%	Floating	7/9/2025	$13,580,835
Avalon 1 (aka Willow Ridge)	Electra Capital	$51,054	15.92%	Floating	7/9/2025	$3,750,000
Mission Villas	Calmwater	$78,687	10.67%	Floating	12/1/2025	$9,426,154
Village Creek	Fannie Mae	$36,784	5.16%	Fixed	8/1/2030	$8,539,579
Subtotal Notes payable						$49,536,568
Unamortized Loan Costs						(5,184,512)
Total Notes Payable						$44,352,056

As of December 31, 2023, the Company had $57.7 million outstanding on seven non-recourse mortgage notes. Assets with depreciated carrying values of $78.3 million were pledged as security on these mortgage notes payable.

The following table summarizes the terms of notes payable outstanding at December 31, 2023:

Property Secured Notes	Lender	Monthly Debt Service	Interest Rate	Fixed/ Floating	Maturity	2023
Park Blvd	Tom Calaluca	$2,667	16.00%	Fixed	12/31/2025	$200,000
France Apartments	Edgewood Mac V LLC	$42,194	14.00%	Floating	3/1/2025	$3,500,000
Azul Luxury Residences	Delaware Life Insurance	$44,588	5.95%	Fixed	1/7/2027	$9,000,000
Azul Luxury Residences	SR Azul LLC	$18,667	14.00%	Fixed	1/7/2027	$1,600,000
Avalon I (aka Willow Ridge)	Key Bank	$103,020	8.75%	Floating	3/1/2025	$13,672,750
Avalon I (aka Willow Ridge)	Electra Capital	$54,347	16.83%	Floating	3/1/2025	$3,750,000
Mission Villas	Calmwater	$80,764	10.55%	Floating	1/31/2025	$10,251,154
Cobble Hill	Fannie Mae	$25,723	4.58%	Fixed	5/1/2031	$7,024,690
Village Creek	Fannie Mae	$37,504	5.16%	Fixed	8/1/2030	$8,748,852
Subtotal Notes payable						57,747,447
Unamortized Loan Costs						$(3,375,919)
Total Notes Payable						$54,371,528

Restrictive Covenants and Commitments

The Company is presently in compliance with all debt covenants. These notes and loans payable and security agreements also contain conditions for maintaining debt to tangible net worth in determining the compliance with the debt covenant.

Debt Maturities

Future principal payments on the Company’s note payment at December 31, 2024 are as follows:

Future Principal
payments due

2025	$31,597,897
2026	1,200,908
2027	9,531,046
2028	450,046
2029	450,046
Thereafter	6,306,625

Total	$49,536,568

Future principal payments on the Company’s note payment at December 31, 2023 are as follows:

Future Principal
payments due

2024	$1,084,368
2025	43,058,272
2026	1,084,368
2027	1,084,368
2028	1,084,368
Therea fter	10,351,703

Total	$57,747,447

13 – Subsequent Events

On March 31, 2025, the Durant property, which is managed by a third party sponsor, went into escrow for a potential sale at a price of $7,250,000 with a target closing date recently extended to June 2, 2025. No real estate investments were made by the Company since December 31, 2024 other than additional investments into the Company’s existing portfolio properties.

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through May 20, 2025, the date the financial statements were available to be issued.

Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation
Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.
Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.
Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.
Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.
Exhibit 1A-8*	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.

*	Previously filed and incorporated by reference.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 21, 2025	DF Growth REIT II, LLC

	By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

	By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
May 21, 2025

/s/ Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
May 21, 2025